Albert Somlith · 3rd

Digital Marketing, Search Engine Marketing (PPC, SEO),
Paid Social Media Marketing & Website Analytics Expert

Corona, California, United States · 500+ connections ·

Contact info

 **Bruce Clay, Inc.**

**California State Universit
Fullerton - College of...**

Experience



Senior Search Engine Marketing (SEM) Analyst (Pay-Per-Click)

Bruce Clay, Inc. · Full-time

May 2019 – Present · 1 yr 10 mos

Greater Los Angeles Area



Senior Digital Marketing Manager

Specialty Equipment Market Association (SEMA)

Oct 2013 – May 2019 · 5 yrs 8 mos

Diamond Bar, CA

Responsible for developing strategy & executing effective online customer acquisition,
conversion, and retention strategies and campaigns. This includes search engine marketing
(SEO/PPC), social media marketing (Facebook, Twitter, Linked In), mobile marketing,
retargeting and website analytics/reporting.



+2

Search Strategist
inVentiv Media 360˚
Nov 2011 – Sep 2013 · 1 yr 11 mos
Irvine, CA

Healthcare and Pharmaceutical Search Marketing Strategist

I specialize in strategic planning, implementation, tracking and analysis of Search Engine Marketing (SEM) programs for both Organic Search (SEO) and Paid Search (PPC/CP …see more



Paid Search Media Analyst
Earthbound Media Group
Sep 2010 – Oct 2011 · 1 yr 2 mos

I supported clients' marketing goals by employing a variety of tactical media strategies and techniques including, but not limited to, search pay-per-click (PPC), search engine optimization (SEO), A/B and multivariate testing, internal search optimization, display advertising, etc. In addition, my role also included analytics and reporting, performa …see more

Website / Marketing Manager
Import Trenz
Jan 2001 – Sep 2010 · 9 yrs 9 mos

Optimized organic search engine rankings for multiple websites maximizing traffic exposure and higher profitability
Analyzed and evaluated website traffic with Google Analytics to identify and improve problematic areas …see more

Show 1 more experience

Education

California State University-Fullerton - College of Business and Economics
2002 – 2005



Santa Rosa Junior College
Associates, Web Page, Digital/Multimedia and Information Resources Design
1997 – 1999

Licenses & certifications



Google Adwords
Google

Issued Jan 2020 · Expired Jan 2021

 **Google Analytics IQ**
Google



